

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

March 27, 2008

Mr. Michael Kinley
Chief Financial Officer
Wealth Minerals Ltd.
#1901 – 1177 West Hastings Street
Vancouver, British Columbia, Canada  V6E 2K3

> **Re:    Wealth Minerals Ltd.**
> **Form 20-F for Fiscal Year Ended November 30, 2006**
> **Filed June 18, 2007**
> **File No. 000-29986**

Dear Mr. Kinley:

We have completed our review of your Form 20-F and related amendments and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief